[redacted]

10026314

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 26 2010
503

SEC FILE NUMBER
8-34337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WELLINGTON SECURITIES, INC.

OFFICIAL USE ONLY
16659
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 LIBERTY STREET
(No. and Street)

SAN FRANCISCO (City) CA (State) 94110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES SCARCELLO (415) 401-6640

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROPPER ACCOUNTANCY CORPORATION, INC.
(Name – *if individual, state last, first, middle name*)

2977 YGNACIO VALLEY ROAD, #460 (Address) WALNUT CREEK (City) CA (State) 94596-4041 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES J. SCARCELLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WELLINGTON SECURITIES, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

[signature]
Signature

President
Title

[signature]
Notary Public

DIANA AYRAPETYAN
Commission # [illegible]
Notary Public - California
San Francisco County
My Comm. Expires Jan [illegible], 2013

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Wellington Securities Inc.
San Francisco, California

We have audited the accompanying statements of financial condition of Wellington Securities, Inc. as of December 31, 2009 and 2008 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Wellington Securities, Inc. as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The 2009 information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In addition, we have applied agreed-upon procedures to the Entity's SIPC Assessments Reconciliation and have summarized our findings thereon (pages 12-15).

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 22, 2010

WELLINGTON SECURITIES, INC.
Statements of Financial Condition
December 31, 2009 and 2008

ASSETS

	2009	2008
Cash	$ 21,125	$ 15,449
Deposits with clearing broker	60,275	63,661
TOTAL CASH	81,400	79,110
PREPAID EXPENSES	3,547	3,194
COMMISSIONS RECEIVABLE	42,860	51,272
DEFERRED INCOME TAXES	120	120
TOTAL ASSETS	$ 127,927	$ 133,696

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
LIABILITIES:		
Accounts payable and accrued expenses	$ 623	$ 1,758
Commissions payable	34,251	39,351
Income taxes payable through parent company	374	-
Total liabilities	35,248	41,109
STOCKHOLDER'S EQUITY:		
Common stock, no par value, authorized 10,000 shares; 100 shares issued and outstanding	10,000	10,000
Retained earnings	82,679	82,587
Total stockholder's equity	92,679	92,587
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 127,927	$ 133,696

The accompanying notes are an integral part of these financial statements.

WELLINGTON SECURITIES, INC.
Statements of Operations
For the Years Ended December 31, 2009 and 2008

	2009	2008
REVENUES:		
Commissions and fees earned	$ 314,988	$ 382,529
Interest income	155	1,491
Other Income	-	1,500
	315,143	385,520
EXPENSES:		
Compensation and related payroll taxes	8,780	27,081
Commissions	243,180	291,567
Rent - Storage	3,278	3,460
Telephone	4,838	5,103
Insurance	21,566	22,059
Supplies and Office expense	7,346	6,272
Postage and printing	611	1,250
Licenses and permits	2,715	5,823
Dues and subscriptions	2,513	3,143
Travel and promotion	10,307	16,644
Professional services	5,300	4,600
Other	3,051	2,897
	313,485	389,899
INCOME (LOSS) BEFORE TAXES	1,658	(4,379)
PROVISION FOR INCOME TAXES	1,566	972
NET INCOME (LOSS)	$ 92	$ (5,351)

The accompanying notes are an integral part of these financial statements.

WELLINGTON SECURITIES, INC.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2009 and 2008

	Common Stock	Retained Earnings	Total
BALANCE, DECEMBER 31, 2007	$ 10,000	$87,938	$ 97,938
Net loss - 2008	-	(5,351)	(5,351)
BALANCE, DECEMBER 31, 2008	10,000	82,587	92,587
Net Income - 2009	-	92	92
BALANCE, DECEMBER 31, 2009	$ 10,000	$82,679	$ 92,679

The accompanying notes are an integral part of these financial statements.

WELLINGTON SECURITIES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 92	$ (5,351)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Changes in operating assets and liabilities:		
Deferred income taxes	-	53
Commissions receivable	8,412	(17,024)
Prepaid expenses	(353)	(394)
Accounts payable and accrued expenses	(1,135)	(13,880)
Commissions payable	(5,100)	15,904
Deposits	-	(1,500)
Income taxes payable through parent company	374	(1,086)
Net cash provided by operating activities	2,290	(23,278)
NET INCREASE (DECREASE) IN CASH	2,290	(23,278)
CASH, BEGINNING OF YEAR	79,110	102,388
CASH, END OF YEAR	$ 81,400	$79,110
Supplemental cash flow disclosures		
Income taxes paid	$ 1,192	$ 2,058
Interest paid	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. General Information and Significant Accounting Policies

Wellington Securities, Inc. (the "Company") was incorporated June 25, 1985 and began business in September 1985. The Company is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). It transacts trades in equity securities through other brokers on a "fully-disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests. The Company is a wholly-owned subsidiary of San Francisco Rail, Inc.

Basis of accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

At December 31, 2009, the Company maintains cash balances at one bank with FDIC insurance of up to $250,000. At December 31, 2009, the cash balance did not exceed the FDIC limit. Additional deposits were maintained with a clearing broker, which is insured by SIPC.

Income taxes

The Company files consolidated income tax returns with its parent. Deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by using the tax rate expected to be in effect when the taxes will actually be paid or refunds received.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.44 to 1 and 0.53 to 1 at December 31, 2009 and 2008, respectively. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At December 31, 2009 and 2008, the Company had net capital as defined of $74,277 and $77,284, respectively, which exceeded the minimum requirement of $5,000. However, it should be noted that in order to diminish the clerical effort of interim reporting, the Company must maintain a minimum net capital of 120% of the minimum required capital.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places stock and bond transactions on a "fully-disclosed" basis with clearing broker-dealers, since it carries no margin accounts, except through the clearing brokers, and since it promptly transmits all customer funds, delivers all customer securities and does not otherwise hold funds or securities of customers.

4. Income Taxes

The Company files consolidated income tax returns with its parent. Income tax expenses are recognized on a separate company basis and remitted to the parent company. The following is the computation of income tax expense. The deferred tax benefit recognized is due to timing differences in the deduction of California Franchise tax:

4. Income Taxes (continued)

2009	California	Federal	
Income before income taxes	$ 1,658	$ 1,658	
Adjustment for 50% of entertainment expense and certain dues	4,251	4,251	
	5,909	5,909	
California Franchise tax at 8.84% (minimum $800, deducted in subsequent year)	$ 800	800	800
Federal base		$ 5,109	
Federal tax at 15%		$ 766	
Federal income tax expense		$ 766	766
Total income tax expense			$ 1,566

2008	California	Federal	
Income (loss) before taxes	$(4,379)	$(4,379)	
Adjustment for club dues and 50% of entertainment expense	6,325	6,325	
	1,946	1,946	
California Franchise tax at 8.84% (minimum $800, deducted in subsequent year)	$ 800	1,153	$ 800
Federal base		$ 793	
Federal tax at 15%		$ 119	
Deferred income taxes adjustment		53	
Federal income tax expense		$ 172	172
Total income tax expense			$ 972

5. Subsequent Events

Management has evaluated subsequent events through February 22, 2010, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

WELLINGTON SECURITIES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2009

Stockholder's equity	$ 92,679
Less non-allowable assets:	
Deferred income tax benefit	120
Accounts receivable, not allowed	9,735
Prepaid expense	3,547
	13,402
Net Capital	79,277
Greater of 6-2/3% of aggregate indebtedness of $35,248 or $5,000	5,000
Net Capital in excess of requirement	$ 74,277
Ratio of aggregate indebtedness ($35,248) to net capital ($79,277)	0.44 to 1

There were no differences between the Company's submitted amounts for net capital and aggregate indebtedness and the audited amounts.

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
Wellington Securities, Inc.
San Francisco, California

In planning and performing our audits of the financial statements of Wellington Securities, Inc. (the "Company"), for the year ended December 31, 2009 and the supplemental schedules as of December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 22, 2010

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Wellington Securities, Inc.
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Wellington Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Wellington Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Wellington Securities, Inc.'s management is responsible for Wellington Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the period April 1 through December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for that period noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences.

5. Compared the amount of the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

5. Compared the amount of the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 22, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034... FINRA DEC
WELLINGTON SECURITIES INC 17*17
PMB # 3288 21ST STREET
SAN FRANCISCO CA 94110

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

C.J. SCARCELLO 415-401-6640

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

1-21-2009
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ -

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wellington Securities, Inc
(Name of Corporation, Partnership or other organization)

C J Scarcello
(Authorized Signature)

President
(Title)

Dated the 28 day of January, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending 12.31, 2009
Eliminate cents

Item No.	
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 229 066
2b Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	162 839
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	13 427
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	7 164
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	183 430
2d SIPC Net Operating Revenues	$ 45 636
2e. General Assessment @ .0025	$ 150

(to page 1 but not less than $150 minimum)

WELLINGTON SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2009 AND 2008

Cropper Accountancy Corporation

Certified Public Accountants